

Mail Stop 7010

October 20, 2006

Via U.S. mail and facsimile

Mr. Joseph J. Jaeger
Chief Financial Officer
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, CA 91702

> **Re: Physicians Formula Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 18, 2006**
> **File No. 333-136913**

Dear Mr. Jaeger:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Organization and Basis of Presentation, page F-7

1.   We note your revised disclosure in response to comment 11 in our letter dated October 16, 2006. As previously requested, please revise your disclosure to comply with the requirements set forth in SAB Topic 1:B.1. Specifically, refer to Question 2 and provide an explanation of the allocation method used, an assertion by management that the method used is reasonable, and management's estimate of what the expenses would have been on a stand alone basis. Please also refer to Question 3 with regards to income tax expense disclosures.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. James S. Rowe
        Kirkland & Ellis LLP
        200 East Randolph Drive
        Chicago, IL 60601

        Mr. Thomas R. Brome
        Cravath, Swaine & Moore LLP
        Worldwide Plaza
        825 Eighth Avenue
        New York, NY 10019